March 13, 2017

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Attn:	Ms. Hayes
Ms. Breslin
Mr. Gharib

Re:	Mast Therapeutics, Inc.
Registration Statement on Form S-4
File No. 333-216012

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Mast Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement to 4:00 p.m., Eastern Standard Time, on Wednesday, March 15, 2017, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Larry Nishnick of DLA Piper LLP (US) with any questions or comments at (858) 677-1414. Thank you for your assistance with this filing.

Very truly yours,

Mast Therapeutics, Inc.

By:	/s/ Brandi Roberts
Name:	Brandi Roberts
Title:	Chief Financial Officer